UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 16, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 13, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating Preferential Allotment of equity shares of face value Rs.2/- each (Equity Shares) by HDFC Bank Limited to Housing Development Finance Corporation Limited (HDFC Limited).

Exhibit I

July 13, 2018

New York Stock Exchange

11, Wall Street, 22nd Floor,

New York, NY 10005

USA

Dear Sirs,

Sub: Preferential allotment of equity shares of face value Rs. 2 each (“Equity Shares”) by HDFC Bank Limited (“Bank”) under the provisions of Chapter VII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 and Section 42 and Section 62 of the Companies Act, 2013 (including the rules made thereunder) (“Preferential Allotment”)

We wish to inform you that pursuant to the approval accorded by the Board of Directors (“Board”) of the Bank, at its meeting held on December 20, 2017 and the special resolution passed by the shareholders of the Bank on January 19, 2018, a meeting of the Committee of Directors (“Committee”) is scheduled to be held on July 17, 2018, inter alia, to consider and approve the issue price for allotment of Equity Shares to Housing Development Finance Corporation Limited (“HDFC Limited”), by way of the Preferential Allotment.

We request you to take the above on record and the same be treated as compliance under Regulations 29 and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary